

Mail Stop 3561

July 28, 2016

Kimberly A. Dang
Vice President and Chief Financial Officer
Kinder Morgan, Inc.
1001 Louisiana Street, Suite 1000
Houston, TX 77002

> **Re:** **Kinder Morgan, Inc.**
> **Form 10-K for the year ended December 31, 2015**
> **Response Dated July 12, 2016**
> **File No. 001-35081**

Dear Ms. Dang:

We have reviewed your July 12, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 28, 2016 letter.

Form 10-K for the year ended December 31, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

General, page 39

1. We note your response to comment 4. In future reports, please include the analysis provided in your response regarding contract terms and the potential impact contract expirations may have on your results of operations, as we believe this provides investors with valuable insight into whether reported financial information is indicative of future operating results.

Results of Operations

Non-GAAP Measures, page 45

2. You discuss your results of operations primarily on a non-GAAP basis in MD&A and your earnings releases, which may be inconsistent with the updated Compliance and Disclosure Interpretations on Non-GAAP Financial Measures issued on May 17, 2016. Please review this guidance in its entirety when preparing your next earnings release. In addition, your revised disclosure suggests you view DCF as a performance measure but your discussion also suggests that it has value as a liquidity measure. Please supplementally clarify whether you view DCF as solely a performance measure and the reason(s) for your view.

Financial Statements

Consolidated Statements of Income, page 79

3. We note your response to comment 6 that costs of services are classified within "operating and maintenance" expense. Please tell us if these are the only costs captured within "operating and maintenance" expense. If not, please tell us the amount of these costs and explain to us in more detail why you believe that this presentation meets the requirement of Rule 5-03(b)(2) of Regulation S-X to separately disclose costs of services. Please also enhance your accounting policies footnote to clarify for investors where these costs are classified in your Statements of Income.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or me at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Porco, Staff Attorney, at (202) 551-3477 or Mara Ransom, Assistant Director, at (202) 551-3264 with any other questions.

Sincerely,

/s/ Jennifer Thompson for

James Allegretto
Senior Assistant Chief Accountant
Office of Consumer Products